

April 8, 2011

Paul E. Huck
Senior Vice President and Chief Financial Officer
Air Products and Chemicals, Inc.
7201 Hamilton Boulevard
Allentown, Pennsylvania 18195-1501

>   **Re: Air Products and Chemicals, Inc.**
>   **Form 10-K for the Fiscal Year Ended September 30, 2010**
>   **Filed November 23, 2010**
>   **File No. 1-04534**
>   **Response Letter Dated March 28, 2011**

Dear Mr. Huck:

We have reviewed your response letter and have the following comment.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

General

1. Please refer to comment 3 in our letter dated March 15, 2011. Tell us the dollar amount of revenue you derived from your direct and indirect sales to Syria in each of 2008 and 2009, and the dollar amount of any assets and liabilities associated with that country during each of fiscal 2008, 2009, and 2010 . In addition, please discuss the reasons you do not believe your business with Syria is material based on qualitative factors. Include discussion of the reasons you do not believe that your relationship with PetroChina, a company that has been the object of divestment and related efforts due to its parent company's operations in Sudan and Iran, will have a material impact on your reputation and share value.

Please contact Pradip Bhaumik, Special Counsel, at (202) 551-3333 or me at (202) 551-

3470 if you have any questions about the comment or our review.

Sincerely,

Cecilia Blye, Chief
Office of Global Security Risk

cc: Pamela Long
        Assistant Director
        Division of Corporation Finance